Open Solutions Inc.
455 Winding Brook Drive
Glastonbury, CT 06033
(860) 652-3155

July 11, 2005

BY ELECTRONIC SUBMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Mr. Daniel Lee

RE:	Open Solutions Inc.
Registration Statement on Form S-3 (File No. 333-124445)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Open Solutions Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-124445), as amended (the “Registration Statement”), so that it may become effective at 5:00, Eastern time, on July 12, 2005, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Carl D. Blandino

Carl D. Blandino
Senior Vice President, Chief Financial
Officer and Treasurer